Exhibit 99.1

Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated in thousands of Canadian dollars, except share and per share amounts)

Consolidated Financial Statements for the years ended October 31, 2025 and 2024.

The accompanying audited financial statements of High Tide Inc. (“High Tide” or the “Company”) have been prepared by and are the responsibility of the Company’s management and have been approved by the Audit Committee and Board of Directors of the Company.

Approved on behalf of the Board:

(Signed) "Harkirat (Raj) Grover"            (Signed) "Nitin Kaushal"
President and Chair of the Board            Director and Chair of the Audit Committee

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of High Tide Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of High Tide Inc. (the “Company”) as of October 31, 2025, and the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the year ended October 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2025, and the results of its operations and its cash flows for the year ended October 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2025.

/s/ DAVIDSON & COMPANY LLP

Chartered Professional Accountants

Vancouver, Canada

January 29, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of High Tide Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of High Tide Inc. (the Company) as of October 31, 2024, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows, for the year ended October 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at October 31, 2024, and the results of its operations and its cash flows for the year ended October 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

Chartered Professional Accountants

We have served as High Tide Inc.’s auditor from 2020 to 2025.

Calgary, Canada

January 29, 2025

High Tide Inc.
Consolidated Statements of Financial Position
As at October 31, 2025 and October 31, 2024
(Stated — In thousands of Canadian dollars)

	Notes	2025	2024
		$	$
Assets
Current assets
Cash and cash equivalents	17	47,883	47,267
Marketable securities		64	712
Trade and other receivables	11	5,615	3,308
Inventory	10	67,406	29,338
Prepaid expenses and deposits	9	15,917	5,164
Total current assets		136,885	85,789
Non-current assets
Property and equipment	7	29,436	27,471
Right‐of‐use assets	28	47,793	36,525
Long term prepaid expenses and deposits	9	4,114	3,607
Intangible assets and goodwill	8	129,549	92,816
Long term contract asset	5	1,285	—
Total non-current assets		212,177	160,419
Total assets		349,062	246,208
Liabilities
Current liabilities
Accounts payable and accrued liabilities	13	47,251	22,150
Income tax payable	20	7,189	1,659
Deferred revenue	14	7,989	1,990
Interest bearing loans and borrowings	17	16,189	12,891
Current portion of notes payable	12	1,536	13,974
Current portion of lease liabilities	28	9,814	8,816
Current derivative liability	16	9,951	—
Total current liabilities		99,919	61,480
Non-current liabilities
Notes payable	12	11,903	65
Lease liabilities	28	39,986	31,391
Deferred tax liability	20	7,100	284
Secured debentures	18	12,536	7,476
Convertible debt	15	17,877	—
Derivative liability	16	56,954	—
Total non-current liabilities		146,356	39,216
Total liabilities		246,275	100,696
Shareholders' equity
Share capital	21	329,642	300,643
Warrants	23	4,546	4,632
Contributed surplus		42,024	40,507
Derivative liability - equity	16	(35,797)	—
Accumulated other comprehensive Income		7,299	6,848
Accumulated deficit		(260,105)	(209,358)
Equity attributable to owners of the Company		87,609	143,272
Non-controlling interest	31	15,178	2,240
Total shareholders' equity		102,787	145,512
Total liabilities and shareholders' equity		349,062	246,208
Contingent liability (Note 30)
Subsequent events (Note 32)

5

High Tide Inc.
Consolidated Statements of Loss and Comprehensive Loss
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

	Notes	2025	2024
		$	$
Revenue	6, 26	593,986	522,306
Cost of sales		(439,591)	(379,804)
Inventory fair value		(865)	-
Gross profit		153,530	142,502
Expenses
Salaries, wages and benefits		(72,159)	(65,082)
Share-based compensation	22	(3,917)	(2,975)
General and administration		(26,053)	(21,836)
Professional fees		(8,469)	(7,734)
Advertising and promotion		(3,185)	(4,166)
Depreciation and amortization	7, 8, 28	(24,310)	(25,393)
Impairment of goodwill & intangibles	8	(23,564)	(4,964)
Interest and bank charges		(6,321)	(5,349)
Total expenses		(167,978)	(137,499)
(Loss) income from operations		(14,448)	5,003
Other income (expenses)
Finance and other costs	19	(12,868)	(10,058)
Loss on foreign exchange		(554)	(24)
Other loss		—	(342)
Loss on revaluation of convertible debentures		—	(515)
Gain on extinguishment of put option liability		—	885
Fair value change in derivative liability	16	(23,559)	647
Total other (expenses) income		(36,981)	(9,407)
Loss before taxes		(51,429)	(4,404)
Income tax expense	20	(265)	(601)
Deferred income tax recovery	20	290	1,194
Net loss		(51,404)	(3,811)
Other comprehensive income (loss)
Translation difference on foreign operations		451	1,591
Total comprehensive loss		(50,953)	(2,220)

Net loss attributed to:
Owners of the Company		(50,747)	(4,337)
Non-controlling interest	31	(657)	526
		(51,404)	(3,811)

Comprehensive loss attributed to:
Owners of the Company		(50,555)	(2,968)
Non-controlling interest	31	(398)	748
		(50,953)	(2,220)

Loss per share
Basic and diluted	24	(0.62)	(0.05)

6

High Tide Inc.
Consolidated Statements of Changes in Equity
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars)

						Equity	Accumulated
					Derivative	portion of	other		Attributable
				Contributed	liability -	convertible	comprehensive	Accumulated	to owners of
	Notes	Share capital	Warrants	surplus	equity	debt	income (loss)	deficit	the Company	NCI	Total
		$	$	$	$	$	$	$	$	$	$
Opening balance, November 1, 2023		288,027	12,740	30,749	—	717	5,257	(205,934)	131,556	2,110	133,666
Issued to pay fees in shares		1,331	—	—	—	—	—	—	1,331	—	1,331
Purchase of Queen of bud - paid in shares		900	—	—	—	—	—	—	900	—	900
Acquisition of non-controlling interest - NuLeaf		—	—	—	—	—	—	196	196	(196)	—
Issuance of share for settlement of convertible debentures		5,025	—	—	—	—	—	—	5,025	—	5,025
Issuance of shares through ATM		3,154	—	—	—	—	—	—	3,154	—	3,154
Revaluation of Convertible Debt		—	—	—	—	(525)	—	525	—	—	—
Share-based compensation		—	—	2,975	—	—	—	—	2,975	—	2,975
Share issuance costs		(97)	—	—	—	—	—	—	(97)	—	(97)
RSUs vested		929	—	(929)	—	—	—	—	—	—	—
Warrants exercised		358	(100)	27	—	—	—	—	285	—	285
Warrants expired		—	(8,008)	8,008	—	—	—	—	—	—	—
Options exercised		216	—	(105)	—	—	—	—	111	—	111
Settlement of escrow shares		—	—	(218)	—	—	—	—	(218)	—	(218)
Cumulative translation adjustment		—	—	—	—	—	1,591	—	1,591	—	1,591
Settlement of Convertible Debenture		—	—	—	—	(192)	—	192	—	—	—
TSX Bond Issuance		800	—	—	—	—	—	—	800	—	800
Partner distributions		—	—	—	—	—	—	—	—	(200)	(200)
Net loss for the year		—	—	—	—	—	—	(4,337)	(4,337)	526	(3,811)
Balance, October 31, 2024		300,643	4,632	40,507	—	-	6,848	(209,358)	143,272	2,240	145,512
Opening balance, November 1, 2024
Acquisition of non-controlling interest - Remexian		—	—	—	—	—	—	—	—	14,997	14,997
Shares issued as consideration for acquisition of Remexian		26,856	—	—	—	—	—	—	26,856	—	26,856
Recognition of Remexian put option liability (refer note 16)		—	—	—	(35,797)	—	—	—	(35,797)	—	(35,797)
Issuance of shares in equity financing	21	52	—	—	—	—	—	—	52	—	52
Share-based compensation	22	—	—	3,917	—	—	—	—	3,917	—	3,917
Share issuance costs	21	(292)	—	—	—	—	—	—	(292)	—	(292)
RSUs vested	21	1,388	—	(2,005)	—	—	—	—	(617)	—	(617)
Warrants exercised	23	331	(86)	—	—	—	—	—	245	—	245
Options exercised	21	664	—	(395)	—	—	—	—	269	—	269
Cumulative translation adjustment		—	—	—	—	—	451	—	451	—	451
Partner distributions		—	—	—	—	—	—	—	—	(1,402)	(1,402)
Net (loss) income for the year		—	—	—	—	—	—	(50,747)	(50,747)	(657)	(51,404)
Balance, October 31, 2025		329,642	4,546	42,024	(35,797)	—	7,299	(260,105)	87,609	15,178	102,787

7

High Tide Inc.
Consolidated Statements of Cash Flows
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

	Notes	2025	2024
Operating activities		$	$
Net loss		(51,404)	(3,811)
Income tax expense		265	601
Deferred income tax recovery		(290)	(1,194)
Accretion expense	19	1,310	4,392
Non-cash lease interest adjustment	19	(1,625)	—
Lease investment write-off		—	179
Depreciation and amortization	7, 8, 28	24,310	25,393
Share-based compensation	22	3,917	2,975
Loss on revaluation of marketable securities		—	89
Loss (Gain) on revaluation of put option liability		23,559	(657)
Loss on extinguishment of debenture		—	515
Loss on foreign exchange		554	24
Gain on extinguishment of financial liability			(79)
Impairment loss		23,564	4,964
Loss (gain) on extinguishment of put option liability		—	(885)
Other losses		—	342
Other non-cash adjustments		—	(346)
		24,160	32,502
Changes in non-cash working capital
Trade and other receivables		(1,344)	4,265
Inventory		(5,806)	(3,323)
Prepaid expenses and deposits		(1,673)	(628)
Accounts payable and accrued liabilities		2,531	2,306
Deferred revenue		5,998	424
Net cash provided by operating activities		23,866	35,546

Investing activities
Purchase of property and equipment	7	(10,084)	(8,217)
Purchase of intangible assets	8	(209)	(703)
Business combinations, net of cash acquired	5	(12,289)	(600)
Purchase to obtain right-of-use assets		(354)	(830)
Proceeds from marketable securities		648	(660)
Net cash used in investing activities		(22,288)	(11,010)

Financing activities
Repayment of interest bearing loans and borrowings	17	(3,786)	(3,250)
Repayment of notes payable		(14,155)	(1,172)
Proceeds from convertible debt		24,790	—
Repayment of convertible debentures		—	(3,512)
Lease liability payments	28	(10,007)	(11,705)
Share issuance costs	21	(292)	(97)
Partner distributions		(1,403)	(200)
Issuance of shares in equity financing	21	52	3,154
Warrants exercised	23	245	285
Options exercised		331	52
Proceeds from secured debentures		4,427	8,722
Net cash provided by (used in) financing activities		202	(7,723)

Effect of foreign exchange on cash		(1,164)	333
Net increase in cash		616	17,146
Cash and cash equivalents, beginning of year		47,267	30,121
Cash and cash equivalents, end of year		47,883	47,267

Supplemental cash flow information
Cash interest received		378	407
Cash interest paid		7,373	6,408
Cash taxes paid		329	638

8

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

1. Nature of operations
High Tide Inc. (“High Tide” or the "Company") is a retail-focused cannabis company with diversified operations spanning bricks-and mortar retail, European importation, wholesale of medical cannabis, and global e-commerce platforms.The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “HITI”, the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, and on the Frankfurt Stock Exchange (“FSE”) under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LYA”. The address of the Company’s corporate and registered office is # 112 – 11127 15 Street NE, Calgary, Alberta Canada T3K 2M4. High Tide does not engage in any U.S. cannabis-related activities as defined by the Canadian Securities Administrators Staff Notice 51-352.

2. Basis of preparation
A. Statement of compliance
These consolidated financial statements ("financial statements") have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards) under the historical cost convention, except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with IFRS Accounting Standards requires management to exercise its judgment in the process of applying the accounting policies. It also requires the use of certain critical accounting estimates and assumptions. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4 . The Company has prepared the financial statements on the basis that it will continue to operate as a going concern.
These financial statements were approved and authorized for issue by the Board of Directors on January 29, 2026.

B. Currencies and foreign exchange
The Company’s financial statements are presented in Canadian dollars, which is the functional and presentation currency of the Company and its Canadian subsidiaries. The functional currency of the Company’s United States (“U.S.”) subsidiaries is the U.S. dollar (“USD”), of the Company’s European subsidiaries is the Euro (“EUR”), and of the Company’s United Kingdom subsidiaries is the British Pound Sterling (“GBP”). Transactions denominated in currencies other than the functional currency are translated at the rate prevailing at the date of transaction. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date. Income and expense amounts are translated at the dates of the transactions.
In preparing the Company’s financial statements, the financial statements of the foreign subsidiaries are translated into Canadian dollars. The assets and liabilities of foreign subsidiaries are translated into Canadian dollars using exchange rates at the reporting date. Revenues and expenses of foreign operations are translated into Canadian dollars using average foreign exchange rates. Translation gains and losses resulting from the consolidation of operations into the Company’s functional currency, are recognized in other comprehensive income in the consolidated statement of loss and other comprehensive loss and as a separate component of shareholders’ equity on the consolidated statement of changes in equity.

9

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

C. Basis of consolidation
Subsidiaries are entities controlled by the High Tide Inc. and the control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The results of subsidiaries acquired or disposed of during the year are included in the consolidated statements of loss and other comprehensive income (loss) from the effective date of acquisition and up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the annual financial statements of subsidiaries to bring their accounting policies into line with those used by the Company. Intra‐group balances and transactions, and any unrealized gains or losses or income and expenses arising from intra‐group transactions are eliminated in preparing the financial statements.

Subsidiaries	Places of operations	Percentage Ownership	Principal activities	Functional Currency
Canna Cabana Inc.	Canada	100%	Cannabis retail	Canadian Dollar
2680495 Ontario Inc.	Canada	100%	Cannabis retail	Canadian Dollar
Saturninus Partners GP	Canada	50%	Cannabis retail	Canadian Dollar
Valiant Distribution Canada Inc.	Canada	100%	Wholesale distribution	Canadian Dollar
META Growth Corp.	Canada	100%	Cannabis retail	Canadian Dollar
NAC Thompson North Ltd. Partnership	Canada	49%	Cannabis retail	Canadian Dollar
NAC OCN Ltd. Partnership	Canada	49%	Cannabis retail	Canadian Dollar
HT Global Imports Inc.	Canada	100%	Product sourcing and imports	Canadian Dollar
2049213 Ontario Inc.	Canada	100%	Cannabis retail	Canadian Dollar
1171882 B.C. Ltd.	Canada	100%	Cannabis retail	Canadian Dollar
High Tide BV (Grasscity)	Netherlands	100%	E-commerce retail	European Euro
Valiant Distribution Inc.	United States	100%	Wholesale distribution	U.S. Dollar
Smoke Cartel USA, Inc.	United States	100%	E-commerce retail	U.S. Dollar
Fab Nutrition, LLC	United States	100%	E-commerce retail	U.S. Dollar
Halo Kushbar Retail Inc.	Canada	100%	Cannabis retail	Canadian Dollar
Nuleaf Naturals LLC	United States	100%	E-commerce retail	U.S. Dollar
DHC Supply, LLC	United States	100%	E-commerce retail	U.S. Dollar
2629268 Alberta ltd.	Canada	87.5%	Event-based cannabis retail	Canadian Dollar
DS Distribution Inc.	United States	100%	E-commerce retail	U.S. Dollar
Enigmaa Ltd. (Blessed CBD)	United Kingdom	80%	E-commerce retail	British Pound Sterling
Remexian Pharma GMBH	Germany	51%	Medical cannabis distribution	European Euro
High Tide Germany GmbH	Germany	100%	Accessories retail	European Euro

3. Material accounting policies
Cash and cash equivalents

Cash and cash equivalents consist of bank balances, guaranteed investment certificates, and highly liquid short-term investments with a maturity date of 90 days or less which are convertible to known amounts of cash at any time by the Company without penalties.

Inventory

Inventories is made up of raw materials, work in progress and finished goods are stated at the lower of cost and net realizable value. Cost is purchased costs which is determined after deducting rebates and discounts.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and costs necessary to make the sale. The Company reviews inventory for obsolete, redundant, and slow-moving inventory items and any such items are written down to net realizable value. Any write-downs of inventory to net realizable value are recorded in the consolidated statement of loss and comprehensive loss of the related year.

10

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

Property and equipment

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. During the construction of leasehold improvements, items are classified as assets under construction. When the asset is available for use, it is transferred from assets under construction to the appropriate category of property and equipment, and depreciation on the item commences.

Depreciation is provided using the following methods at rates intended to depreciate the costs of the assets over their estimated useful lives.

Asset	Method	Useful life
Production Equipment	Straight-line	5 years
Office equipment and computers	Straight-line	3 to 5 years
Leasehold improvements	Straight-line	Term of lease
Vehicles	Straight-line	5 years
Buildings	Straight-line	15 years

When a property and equipment asset includes significant components with different useful lives, each significant component is depreciated separately.

The estimated useful lives and depreciation methods are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis. During the year ended October 31, 2025, management revised the estimated useful life of production equipment from seven years to five years. This change represents a change in accounting estimate and has been applied prospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, effective November 1, 2024. As a result, depreciation expense for the year ended October 31, 2025 increased by $498 compared to the depreciation that would have been recognized using the previous seven-year useful life.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the consolidated statement of loss and other comprehensive loss of the related year.

Assets under construction are not ready for use and are not depreciated.

Repairs and maintenance costs that do not improve or extend productive life of the assets are recognized in the consolidated statement of loss and other comprehensive loss in the year in which the costs are incurred.

Intangible assets
Intangible assets acquired separately are initially recognized at cost and intangibles assets acquired through a business combination are initially recorded at fair value. Following initial recognition, intangible assets with a finite useful life are recorded at cost less accumulated amortization and impairment losses, if any. Intangible assets with an indefinite useful life are recorded at cost less impairment losses, if any. The cost of intangible assets acquired in an asset acquisition is initially measured using an allocation of the purchase consideration using a relative fair value approach.

11

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

The useful lives of intangible assets are assessed as either finite or indefinite. Amortization of finite life intangible assets is provided, when the intangible asset is available for use, on a straight-line basis over their estimated useful lives.

Intangible asset	Method	Useful life
Software	Straight-line	5 years
Retail licenses	Straight-line	Remaining term of the lease
Brand names	Straight-line	5 years
Brand names - e-commerce	Not applicable	Indefinite life
Supplier relationships	Straight-line	3 years
Wholesale licenses	Straight-line	5 years
Customer relationships	Straight-line	5 years

Intangible assets acquired in a business combination are recognized at fair value at the acquisition date. They have a finite useful life and are subsequently carried at cost less accumulated amortization and impairment losses. The estimated useful lives are reviewed at each reporting period, and any changes in estimates are accounted for prospectively. Intangible assets not yet available for use are not subject to amortization.

Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises of:

•the fair values of the assets transferred,
•the liabilities incurred to the former owners of the acquired business,
•the equity interests issued by the Company,
•the fair value of any asset or liability resulting from a contingent consideration arrangement.
Identifiable assets acquired and liabilities acquired and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis, at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.
Acquisition-related costs are expensed as incurred and included in finance and other costs in the consolidated statement of loss and comprehensive loss.
The excess of the consideration transferred, and the amount of any non-controlling interest in the acquired entity, over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the statement of loss and comprehensive loss as a bargain purchase.
Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the Company's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.
Contingent consideration is classified either as equity or as a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value, with changes in fair value recognized in the statement of loss and comprehensive loss.
When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

12

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

Non-Controlling Interest (“NCI”)

NCI represents the equity interests in a subsidiary not attributable, directly or indirectly, to the Company. NCI is presented within equity, separately from the equity attributable to owners of the parent. At the acquisition date of a business combination, NCI is measured at the non-controlling interest's proportionate share of the acquiree’s identifiable net assets in accordance with IFRS 3 Business Combinations. Accordingly, goodwill is recognized only in respect of the Company's interest in the acquiree. Subsequent to acquisition, NCI are adjusted for the NCI’s share of profit or loss, other comprehensive income, and dividends declared.

Put and call arrangements with non-controlling shareholders

The Company may enter into put and call arrangements with non-controlling shareholders that provide both the Company and the non-controlling shareholders with the ability to initiate a transaction for the remaining equity interests.
Where such arrangements:
•provide symmetrical rights to both the purchaser and the seller;
•permit, but do not require, either party to initiate a transaction;
•provide that the right to demand a sale or purchase is subject to specified conditions being satisfied;
•allow either party to withdraw from the put and call arrangement where such conditions are not met;
•do not grant either party a unilateral and unconditional right that compels settlement; and
•do not specify a fixed or minimum purchase price, with the exercise price determined by reference to a multiple of trailing twelve‑month EBITDA.
The Company concludes that the arrangements do not give rise to a present obligation to acquire the remaining equity interests. Accordingly, the non-controlling interests continue to be classified as equity, as the Company retains the ability to avoid settlement without breaching a contractual obligation.
Derivative features

Put and call arrangements that meet the definition of a derivative under IFRS 9 Financial Instruments are recognized separately from equity as derivative financial instruments. Derivatives are initially recognized at fair value on the date the arrangement is entered into and are subsequently measured at fair value through profit or loss at each reporting date.

The fair value of derivative instruments is determined using appropriate valuation techniques, including Monte Carlo simulation models, which incorporate assumptions regarding future EBITDA outcomes, volatility, discount rates, and the probability of exercise. Changes in the fair value of derivative instruments are recognized in profit or loss within finance income or finance costs.

Dividends

Dividends paid to non-controlling shareholders are recognized as distributions in the consolidated statement of changes in equity.

13

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

Goodwill

Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, which is the operating segment level. During the year the Company completed its annual impairment tests for bricks-and mortar and e-commerce as of August 1, 2025. The Company completed its annual impairment test for medical cannabis distribution as of October 31, 2025.

Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its property and equipment, right-of-use assets, and intangible assets with a finite useful life to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated in order to determine the extent of the impairment loss, if any.

Goodwill and intangible assets with indefinite useful lives are tested at least annually or when circumstances indicate that the carrying amount may be impaired.

For impairment testing, assets excluding goodwill, are grouped together into the smallest group of assets, cash generating units (“CGUs”), that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. The unit or group of units represent the lowest level within the Company at which the goodwill is monitored for internal management purposes, which is the operating segment level.

An impairment loss is recognized when the carrying amount of the CGU exceeds its recoverable amount. The recoverable amount of the CGU or group of CGUs is determined as the the greater of its value in use and its fair value less costs of disposal (“FVLCD”). Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU or group of CGUs. FVLCD represents the price that would be received to sell an asset or cash-generating unit (CGU) in an orderly transaction between market participants at the measurement date, less the incremental costs directly attributable to the disposal. Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

An impairment loss for property and equipment, intangible assets, and leases with a finite useful life is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Revenue recognition

Revenue recognition is based on a 5-step approach, under IFRS 15 Revenue Recognition, which includes identifying the contract with the customer, identifying the performance obligations, determining the individual transaction price, allocating the transaction price to the performance obligations in the contract and recognizing revenue when the relevant performance obligations are satisfied. Revenue is recognized when the entity satisfies the performance obligation upon delivery and acceptance by the customer. Revenue in the financial statements is disaggregated into cannabis and CBD, consumption accessories, data analytics services, membership revenue and other revenue.

The nature, timing of recognition of satisfied performance obligations, and payment terms for the Company’s goods and services are described below:
For performance obligations related to merchandise sales, the Company typically transfers control, completes the performance obligation, and recognizes revenue at the point in time when delivery of the items to the customer occurs. Upon delivery the customer can obtain substantially all of the benefits from the items purchased.

14

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

For performance obligations related to data analytics contracts, the Company typically satisfies its performance obligations at a point in time, or over time as services are rendered, depending on the obligation and the specifics of the contract.
Identification of performance obligations
Where contracts contain multiple promises for goods or services, management exercises judgement in determining whether goods or services constitute distinct goods or services or a series of distinct goods that are substantially the same and that have the same pattern of transfer to the customer. The determination of a performance obligation affects whether the transaction price is recognized at a point in time or over time. Management considers both the mechanics of the contract and the economic and operating environment of the contract in determining whether the goods or services in a contract are distinct.
Transaction price

In determining the transaction price and estimates of variable consideration, management considers the history of the customer in estimating the goods and services to be provided to the customer as well as other variability in the contract.

Allocation of transaction price to performance obligations

The Company’s contracts generally outline a specific amount to be invoiced to a customer associated with each performance obligation in the contract. The Company allocates the transaction price to the individual performance obligations based on their standalone selling price, which is primarily estimated based on the amounts that would be charged to customers under similar market conditions.

Satisfaction of performance obligations

The satisfaction of performance obligations requires management to make judgements as to when control of the underlying good or service transfers to the customer. Determining when a performance obligation is satisfied affects the timing of revenue recognition.
Management considers both customer acceptance of the good or service, and the impact of laws and regulations such as standard shipping practices, in determining when this transfer occurs.

Merchandise sales

Revenue consists of sales to customers through the Company’s network of retail stores, e-commerce platforms and through the wholesale distribution arm. Merchandise sales through retail stores are recognized at the time of delivery to the customer, which is generally at the point of sale. Merchandise sales through the Company’s e-commerce platforms and wholesale distribution arm are recognized upon date of receipt by the customer. Where the Company arranges the shipping of goods, revenue is recognized on the date of delivery of goods to the customer’s location.

Medical cannabis distribution and wholesale revenue

The Company purchases inventory from third-party growers and directs the shipment of products to third-party processors. The processors package and ship finished products to end customers based on the Company’s direction, including customer selection, pricing, and delivery instructions. The Company controls the inventory prior to transfer to the end customer and is primarily responsible for fulfilling the promise to provide goods. Accordingly, the Company acts as principal and recognizes revenue on a gross basis. The Company's performance obligation is the delivery of finished product to the end customer. Revenue is recognized at a point in time when control of the product transfers to the customer, which generally occurs upon delivery in accordance with the contractual shipping terms.

Variable consideration and right of return

End customers are provided with a right of return in exchange for a credit. Rights of return give rise to variable consideration and are accounted for in accordance with IFRS 15. The Company estimates expected returns using the expected value method based on historical experience, current trends, and known quality issues, and constrains revenue to the amount that is highly probable not to result in a significant reversal.

15

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

For expected returns, the Company recognizes a refund liability for the consideration expected to be refunded to customers and an asset representing the right to recover inventory from customers on settlement of the refund liability. The asset is measured at the carrying amount of the inventory less any expected costs to recover and rework the goods.

Data analytics revenue

The Company earns revenue by providing data analytics services. The performance obligation is fulfilled when the data and services agreed upon are delivered to the customer. Data analytics revenue is recognized in consolidated statement of loss and other comprehensive loss when earned.
Sales returns

The Company does allow returns. Defective products or products damaged upon shipping by the Company are considered for exchanges or refunds. In such cases revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

Consignment and principal versus agent considerations
IFRS 15 focuses on recognizing revenue as an entity transfers control of a good or service to a customer which could affect how an entity evaluates its position in a transaction as either a principal or an agent. The standard provides that an entity is principal in a transaction if it controls the specified goods or services before they are transferred to the customer.
Drop shipment and principal versus agent considerations
In the merchandise sales transactions completed by some of the e-commerce platforms, the Company utilizes its drop shipment technology to complete the transaction. Drop-shipment allows customers to make a purchase through the Company’s e-commerce website which is fulfilled by a third-party supplier. The Company is the principal in the transaction, as the price setting, risks of shipment of the merchandise and provision of refunds are the responsibility of the Company.
Membership revenue
The Company accounts for membership fee revenue, net of refunds, on a deferred basis, ratably over the one-year membership period. The membership fee revenue is recognized when control of the promised goods or services is transferred to the member, which typically occurs over the membership period. The membership period is defined as the period over which the member is entitled to receive the benefits and services associated with their membership.
Current and deferred income taxes

Tax expenses are comprised of current and deferred tax. Tax is recognized in the consolidated statement of loss and other comprehensive loss except to the extent that it relates to items recognized in other comprehensive income (loss) or equity on the statement of financial position.

Current tax is calculated using tax rates which are enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to taxation authorities.

Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax is determined using tax rates which are enacted or substantively enacted at the end of the reporting period and are expected to apply when the related deferred tax asset is realized, or the deferred tax liability is settled.

Deferred tax liabilities are generally recognized for all taxable temporary differences, except for temporary differences that arise from goodwill, which is not deductible for tax purposes. Deferred tax liabilities are also recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled, and it is probable that the difference will not reverse in the foreseeable future.

16

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

Deferred tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible balances can be utilized. All deferred tax assets are analyzed at each reporting period and reduced to the extent that it is no longer probable that the asset will be recovered. Deferred tax assets and liabilities are not recognized with respect to temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

Vendor loan

As a part of the business acquisition, the Company may enter into a vendor loan pursuant to which a portion of the purchase consideration is deferred to be paid as per the agreed terms. The vendor loan agreement is executed concurrently with the purchase agreement and represents deferred payment of the fixed purchase consideration.

The vendor loan is accounted for as a financial liability in accordance with IFRS 9 – Financial Instruments and is presented within Notes payable in the consolidated statement of financial position.

On initial recognition, the vendor loan is measured at fair value, which approximates to the portion of the purchase price. Subsequently, at each reporting period, the vendor loan is measured at amortized cost using the effective interest method.

Interest expense on the vendor loan is recognized in finance costs in the consolidated statement of loss and comprehensive loss.

Share-based payments

The fair value of stock options and restricted share units (“RSU”), here-after referred to collectively as “options”, issued to directors, employees and consultants under the Company’s “Ominibus plan” are estimated at the date of issue using the Black-Scholes option pricing model, and charged to consolidated statement of loss and other comprehensive loss and contributed surplus over their relevant vesting period. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value.

On the exercise of options, the cash consideration received and the fair value of the option previously credited to contributed surplus are credited to share capital.

The fair value of options issued to advisors in conjunction with financing transactions is estimated at the date of issue using the fair value of the goods and services received first, if determinable, then by the Black-Scholes option pricing model, and charged to share capital and contributed surplus over the vesting period. On the exercise of advisor options, the cash consideration received and the fair value of the option previously credited to contributed surplus are credited to share capital.

Where options are cancelled, it is treated as if the options had vested on the date of cancellation and any expense not yet recognized for the award is recognized immediately. However, if a new option is substituted for the cancelled option and is designated as a replacement option on the date that it is granted, the cancelled and the new options are treated as if they were a modification of the original option.

Option pricing models require the input of assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options. Forfeitures are estimated for each reporting period and adjusted as required to reflect actual forfeitures that have occurred in the period.

Trade receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components, in which case they are recognized at fair value. They are subsequently measured at amortized cost using the effective interest method, less loss allowance.

Contingent consideration

Contingent consideration arising from a business combination is recognized at fair value at the acquisition date in accordance with IFRS 3 and is classified as either a financial liability or equity based on its contractual terms.

17

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

Contingent consideration classified as equity is measured at fair value at the acquisition date and included within the consolidated statement of changes in equity. Subsequent to initial recognition, equity-settled contingent consideration is not remeasured, and settlement is accounted for within the consolidated statement of changes in equity.

Contingent consideration classified as a financial or derivative liability, is measured at fair value at the acquisition date and remeasured at fair value through profit or loss subsequent to initial recognition, with changes recognized in the consolidated statement of loss and comprehensive loss.

Contingent consideration is derecognized upon exercise, expiry, or settlement, and any difference between the carrying amount of the liability and the consideration paid is recognized in the consolidated statement of loss and comprehensive loss.

Loss per share

Basic loss per share is calculated by dividing the loss attributable to owners of the Company by the weighted average number of common shares outstanding during the year.

A diluted loss per share is calculated by dividing the losses of the Company by the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares. The weighted average number of common shares outstanding is increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all convertible equity instruments with exercise prices below the average market price for the year.

Segment reporting

An operating segment represents a distinct component of the Company that conducts business activities from which it generates revenues and incurs expenses. The Company’s operating segments are determined based on the internal reporting structure used by the Chief Operating Decision Maker (“CODM”), being executive management, who regularly reviews financial information by segment to evaluate performance and allocate resources. The measures reviewed by the CODM generally consist of amounts that are directly attributable to each operating segment.

Reportable segments are established based on the operating segments reviewed by the CODM. Where applicable, operating segments that exhibit similar economic characteristics and meet the aggregation criteria in IFRS 8 have been combined.
During the year ended October 31, 2025, the Company added a new reportable segment, Medical cannabis distribution, as a result of the acquisition of Remexian.
Leases

At the lease commencement date, the Company recognizes a lease liability reflecting its obligation for future lease payments and a right of use asset representing its right to use the underlying asset.

Lease term, discount rate, variable lease costs and future minimum lease payment determinations require the use of judgment and are based on the facts and circumstances of each lease. Economic incentives, intent, past history and business need are among the factors considered to determine if renewal and/or purchase options are reasonably certain to be exercised. The majority of the Company’s lease agreements do not explicitly state the discount rate implicit in the lease; therefore, the Company generally uses an incremental borrowing rate to determine the value of its lease obligations. The incremental borrowing rate represents the rate of interest that would be paid to borrow on a collateralized basis over a similar term. The Company determines its incremental borrowing rate using a portfolio approach based on information available as of the lease commencement date, including applicable lease terms and the current economic environment.

During the year ended October 31, 2025, management updated its assessment of certain lease renewal options. The cumulative impact of this reassessment was recognized prospectively in the current year. Refer to Note 28 for further details.

Right-of-use assets are presented in the consolidated statement of financial position and are measured at cost, less any accumulated amortization and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right of use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right of use assets are amortized on a straight-line basis over the lease term. The Company also assesses the right of use asset for impairment when such indicators exist.

18

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

Lease liabilities are presented in the consolidated statement of financial position and are measured at the present value of future lease payments discounted at the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability are made up of fixed payments and variable lease payments that are based on an index or rate. Accretion expense is recognized on lease liabilities using the effective interest method.

The Company has elected to account for short-term leases and leases of low value assets using the practical expedients. Instead of recognizing a right-of-use-asset and lease liability, the payments in relation to these are recognized as an expense in profit or loss on a straight-line basis over the lease term.

Financial assets and liabilities

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

All financial instruments are required to be measured at fair value on initial recognition, and subsequently, measured at fair value through profit or loss ("FVTPL") or amortized cost. In the case of financial assets and financial liabilities not measured at FVTPL, transaction costs that are directly attributable to the acquisition or issuance of the financial asset or financial liability are offset against the respective financial asset or financial liability. All other transaction costs are expensed in profit or loss.

Classification and Measurement

The below table summarizes the classification of the Company’s financial instruments under IFRS 9 Financial Instruments (“IFRS 9”).

Financial Instrument	IFRS 9 Classification and measurement
Cash and cash equivalents	Amortized cost
Marketable securities	FVTPL
Long-term contract asset	Amortized cost
Trade and other receivables	Amortized cost
Accounts payable	Amortized cost
Notes payable	Amortized cost
Convertible debt	Amortized cost
Derivative liability	FVTPL
Interest bearing loans and borrowings	Amortized cost
Secured Debentures	Amortized cost

Financial assets

Based on the Company’s assessment of its business model and for the purposes of subsequent measurement, financial assets are classified into two categories:

•The Company’s cash and cash equivalents, trade and other receivables, and long-term contract assets are measured at amortized cost. These are assets that are held within a business model where the objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

•The Company’s marketable securities are subsequently measured at fair value through consolidated statement of loss and comprehensive loss. These are assets that are held within a business model where the objective is to hold assets to generate capital appreciation on the investments. The eventual cash flows will comprise of cost and gain or loss on the market value of the investment.

The Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial assets are derecognized when the rights to receive cash flows from the financial asset have expired or when the Company has transferred its rights to receive cash flows from the financial asset.

19

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

Financial liabilities

The classification of financial liabilities is determined by the Company at initial recognition. The classification categories are as follows:

•The Company’s accounts payables are measured at amortized cost.

•The Company’s secured debentures, convertible debt and notes payable are measured at amortized cost using the effective interest method. Interest and accretion expense is recognized in the consolidated statement of loss and comprehensive loss.

•Derivative financial liability, which is remeasured each reporting period using the Black-Scholes option pricing model and Monte Carlo simulation model with changes in value recorded within ‘gain (loss) on revaluation of derivative’ on the consolidated statements of loss.

A financial liability is derecognized when the obligation under the liability is discharged, cancelled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statement of loss and comprehensive loss. Financial liabilities are not reclassified.

Impairment of Financial Assets

At each reporting date, the Company assesses whether a financial asset or group of financial assets is impaired under the expected credit loss (“ECL”) model. For financial assets measured at amortized cost, the ECL model requires entities to account for expected credit losses on financial assets at the date of initial recognition, and to account for changes in expected credit losses at each reporting date to reflect changes in credit risk.

The loss allowance for a financial asset is measured at an amount equal to the lifetime expected credit loss if its credit risk has increased significantly since initial recognition, or if the financial asset is a purchased or originated credit-impaired financial asset. If the credit risk on a financial asset has not increased significantly since initial recognition, its loss allowance is measured at an amount equal to the 12-month expected credit loss.
The Company measures its trade receivables using the simplified approach. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Company has established a provision matrix based on its historical credit loss experience adjusted for forward-looking information including household consumption and consumer price indices, as well as real gross domestic product. The Company also contemplates the grouping of receivables into various customer segments that have similar loss patterns (e.g. by geography).

The Company uses the general approach to measure the expected credit loss for certain loans receivable and lease receivables. ECLs are measured based all possible default events over the expected life of a financial instrument (“lifetime ECLs”).

Current accounting policy changes

Classification of Liabilities as Current or Non-current

Liabilities are classified as current or non-current based on whether the Company has a substantive contractual right to defer settlement for a period of at least twelve months after the reporting date, in accordance with IAS 1 – Presentation of Financial Statements, as amended.
The assessment of classification does not consider management’s intentions or expectations regarding settlement. Where the Company does not have an unconditional right to defer settlement as at the reporting date, the related liability is classified as current.
For the purposes of classification, settlement includes the transfer of cash, other assets, or the Company’s own equity instruments, except where settlement by issuing equity instruments arises from a conversion feature that is itself classified as an equity instrument.

20

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

The adoption of the amendments to IAS 1 did not result in a material impact on the Company’s financial statements.
Accounting standards issued but not yet adopted

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, which replaces IAS 1 and introduces new requirements for the presentation and disclosure of information in financial statements. IFRS 18 establishes defined subtotals in the statement of profit or loss, introduces enhanced disclosure requirements for management-defined performance measures, and includes new guidance on aggregation and disaggregation of information in the financial statements and related notes.
The standard is effective for annual periods beginning on or after January 1, 2027, with retrospective application required and early adoption permitted. The Company is currently assessing the impact of IFRS 18 on its financial statements.

4. Significant accounting judgement, estimates and assumptions
The preparation of these financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, and shareholders’ equity at the date of the financial statements and the reported amounts of revenues and expenses during the year. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

The estimates and assumptions are reviewed on an ongoing basis. Revisions in accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.

A. Use of significant estimates

Significant accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate or assumption is made. Significant accounting estimates are also those that could potentially have a material impact on the Company’s financial results where a different estimate or assumption is used. The significant areas of estimation uncertainty are:
Inventory valuation

Inventory is carried at the lower of cost and net realizable value; in estimating net realizable value, the Company makes estimates related to obsolescence, future selling prices, seasonality, customer behavior, and fluctuations in inventory levels.

Business combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities such as intangible assets and goodwill. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management develop the fair value, using valuation techniques, which are generally based on a forecast of the total expected future cash flows. The valuations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and the discount rate applied. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. When provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period will last for up to one year from the acquisition date.

Current and deferred income taxes

The calculations for current and deferred taxes require management’s interpretation of tax regulations and legislation in the various tax jurisdictions in which the Company operates, which are subject to change. The measurement of deferred tax assets and liabilities requires estimates of the timing of the reversal of temporary differences identified and management’s assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income before they expire, which involves estimating

21

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

future taxable income. The Company is subject to assessments by various taxation authorities in the tax jurisdictions in which it operates, and these taxation authorities may interpret the tax legislation and regulations differently. In addition, the calculation of income taxes involves many complex factors. As such, income taxes are subject to measurement uncertainty and actual amounts of taxes may vary from the estimates made by management.

Deferred tax assets

Deferred tax assets, including those arising from tax loss carry-forwards, require management to assess the likelihood that the Company will generate sufficient taxable income in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

Impairments

The recoverable amounts of a CGU and individual assets have been determined as the higher of the CGU or the asset’s fair value less costs to sell and its value in use. These calculations require the use of estimates and assumptions that are subject to changes, as new information becomes available including information on the likelihood of obtaining future licenses, total addressable market, market share escalation factor, gross margin escalation factor, terminal multiple and discount rates. Changes in assumptions used in determining the recoverable amount could affect the carrying value of the related assets and CGUs.

Fair value of derivative liability

The fair value of the Company’s derivative liabilities is determined using valuation techniques that require the use of significant estimates and assumptions. The Company applies judgement in selecting the appropriate valuation models and in determining the key inputs used in measuring the fair value of derivative instruments that are not quoted in an active market.

Derivative liabilities are measured at fair value on initial recognition and subsequently remeasured at fair value at each reporting date, with changes in fair value recognized in the consolidated statement of loss and comprehensive loss. The valuation of these instruments involves significant estimation uncertainty, as the fair value is sensitive to changes in key assumptions.

The most significant assumptions used in determining the fair value of the Company’s derivative liabilities include expected share price volatility, risk-free interest rates, and forecasted operating performance and profitability.

Changes in any of these assumptions, particularly expected share price volatility and forecasted financial performance, could result in material differences in the fair value of derivative liabilities and may have a significant impact on the Company’s consolidated results of operations.

B. Judgements

Judgement is used in situations when there is a choice and/or assessment required by management. The following are critical judgements apart from those involving estimations, that management has made in the process of applying the Company’s accounting policies and that have a significant effect on the amounts recognized in the financial statements.

Determination of CGUs

For the purposes of assessing impairment of non-financial assets excluding goodwill, the Company must determine CGUs. Assets are allocated to CGUs based on the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Determination of what constitutes a CGU is subject to management judgement. The asset composition of a CGU can directly impact the recoverability of assets included within the CGU. The determination of the Company’s CGUs was based on management’s judgement regarding the generation of cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. For the Company, this is store level for bricks-and-mortar and subsidiary level for e-commerce and medical cannabis distribution.

22

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

For the purposes of assessing impairment for goodwill, the Company groups CGUs based on which CGUs utilize and benefit from the goodwill acquired in the business combinations. For the Company, this includes all bricks-and-mortar operations as one CGU, all e-commerce subsidiaries as one CGU, and medical cannabis distribution as one CGU.

Estimated useful lives and depreciation of property and equipment

Depreciation of property and equipment is dependent upon estimates of useful lives, which are determined through the exercise of judgement.

Estimated useful lives of intangibles

Amortization of supplier relationships, customer relationships, Brand, wholesale licenses and software is dependent upon estimates of useful lives and residual values which are determined through the exercise of judgement. Retail licenses are amortized over the remaining lease term of the related retail location.

Consolidation

The preparation of the financial statements requires management judgement in determining whether the Company controls an investee and should therefore consolidate the entity in accordance with IFRS 10 - Consolidated Financial Statements. Control is assessed based on whether the Company has power over the investee, exposure or rights to variable returns, and the ability to use its power to affect those returns, considering ownership interests, contractual and governance arrangements, and the nature of rights held by the Company and other parties.

Judgement is particularly required where the Company holds less than 100% ownership or where contractual arrangements, including put or call options, may influence the assessment of control, including for entities acquired during the year such as Remexian. Changes in facts and circumstances could result in a different conclusion regarding control and impact the composition of the Company.

23

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

5. Business combinations
In accordance with IFRS 3, Business Combinations, these transactions meet the definition of a business combination and, accordingly, the assets acquired, and the liabilities assumed have been recorded at their respective estimated fair values as of the acquisition date.
A. Remexian Pharma GmbH
On September 2, 2025, the Company, pursuant to a Share Purchase Agreement (the “Agreement”), acquired 51% of the issued and outstanding shares of Remexian Pharma GmbH (“Remexian”), a company in the business of importation and wholesale of medical cannabis, for a total purchase price $46,867 (EUR 29,188).The acquisition of Remexian served to broaden the Company’s product offerings and geographic reach throughout Europe. The transaction can be summarized as follows

	EUR	$
Common shares	16,725	26,856
Cash	7,654	12,289
Vendor loan	5,609	9,007
Long-term contract asset	(800)	(1,285)
Total consideration(i)	29,188	46,867

Purchase price allocation
Trade and other receivable	595	955
Inventory	19,953	32,039
Prepaid expenses and deposits	5,929	9,520
Property, plant and equipment	236	379
Intangible assets (note 8)	21,151	33,962
Accounts payable and accrued liabilities	(14,065)	(22,575)
Income tax payable (note 20)	(3,495)	(5,612)
Interest bearing loans and borrowings	(4,004)	(6,429)
Notes payable	(2,855)	(4,584)
Goodwill (note 8)	19,468	31,260
Deferred tax liability (note 20)	(4,391)	(7,051)
Non controlling interest	(9,334)	(14,997)
	29,188	46,867

(i)Total consideration was $46,867 (EUR 29,188), and consisted of: (i) cash consideration of $12,289 (EUR 7,654); (ii) 5,864,373 common shares of the Company issued as consideration with a value of $26,856 (EUR 16,725); (iii) a vendor loan with a fair value of $9,007 (EUR 5,609) (see Note 12); and (iv) a long-term contract asset of $1,285 (EUR 800) arising from a contingent purchase price adjustment under the Remexian share purchase agreement.
Under the Share Purchase Agreement, the Company is entitled to the return of consideration transferred, up to a maximum of 29% of the final purchase price, if a substantive amendment to the German Medical Cannabis Act (“MedCanG”) occurs by July 31, 2026 and, as a result of such change in law, Remexian’s EBITDA deteriorates by more than 30%. This arrangement represents contingent consideration receivable and provides the Company with protection against adverse regulatory developments impacting the acquired business.
The long-term contract asset was recognized at its estimated fair value of $1,285 (EUR 800) at the acquisition date, based on management’s assessment of the likelihood of the specified change in law occurring and its expected impact on Remexian’s EBITDA. This amount is presented in the consolidated statement of financial position within long-term contract asset. Management reassessed the fair value of the contingent consideration as at October 31, 2025 and determined that no change was required.

24

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

Under the Remexian Agreement, the Company has a call option with a 5 year life starting September 2, 2027 to purchase the remaining 49% shares from the non-controlling shareholders in Remexian. The call option is exercisable at an exercise price determined as a multiple of 4 times or 3.64065 times trailing annual EBITDA. The Company analyzed the value of the call option and considers it to be at fair value, and therefore no amount has been recognized in the financial statements in respect of the call option.

The non-controlling interest recorded represents the 49% of Remexian shares held by the Sellers and is initially measured as the proportionate share of the recognized assets and liabilities. Under the Agreement, the non-controlling interests are subject to a call and put option. See note 16 for further details on the derivative liability related to the put option. The Company expensed $676 of acquisition-related costs during the year ended October 31, 2025 related to this transaction, which are included in finance and other costs in the consolidated statement of loss and comprehensive loss.

The fair values of the identifiable assets acquired and liabilities assumed are provisional as at October 31, 2025 and are subject to adjustment during the measurement period, which may extend up to one year from the acquisition date, as additional information becomes available regarding facts and circumstances that existed at the acquisition date.

The excess of the purchase price over the net identifiable assets acquired, and the liabilities assumed resulted in goodwill of $31,260 which is largely attributable to the assembled workforce acquired and the synergies from combining operations. Goodwill will not be deductible for tax purposes.

Remexian’s statutory year-end is December 31. For consolidation purposes, the Company includes Remexian’s financial information through October 31 to align with the Company’s year-end. From the date of acquisition, Remexian contributed $9,810 of revenue and $2,568 loss before taxes during the year ended October 31, 2025. If the combination had taken place at the beginning of the year, revenue would have been $89,391 and profit before income taxes would have been $8,139.

B. Cantopia (Millcreek) acquisition
On June 25, 2024, the Company closed the acquisition of 100% of one retail cannabis store previously operated by Cantopia at 6400 Millcreek Drive, Mississauga, Ontario. Pursuant to the terms of the Arrangement, the consideration was comprised of $600 in cash with 25% of the purchase price withheld in escrow for one year after the date of the agreement to cover potential post-closing adjustments.
In accordance with IFRS 3 Business Combinations, the substance of this transaction constituted a business combination. The purchase price was allocated based on the Company’s estimated fair value of the identifiable net assets acquired on the acquisition date. Management finalized its purchase price allocation for the fair value of identifiable intangible assets, income taxes and the allocation of goodwill. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. Goodwill is not deductible for tax purposes.

25

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

The transaction can be summarized as follows

Total consideration	$
Cash	600
600

Purchase price allocation
Leasehold improvements	50
Office equipment and computers	6
Right-of-use assets	292
Inventory	41
License	4
Goodwill	499
Lease liability	(292)
600
6. Revenue from contracts with customers

For the years ended October 31	2025	2024	2025	2024	2025	2024	2025	2024
	Bricks-and-mortar	Bricks-and-mortar	E-commerce	E-commerce	Medical cannabis distribution	Medical cannabis distribution	Total	Total
	$	$	$	$	$	$	$	$
Primary geographical markets(i)
Canada	565,316	484,444	—	—	—	—	565,316	484,444
USA	—	—	18,127	36,061	—	—	18,127	36,061
International	—	—	733	1,801	9,810	—	10,543	1,801
Total revenue	565,316	484,444	18,860	37,862	9,810	—	593,986	522,306

Major products and services
Cannabis and Hemp-derived products	504,574	435,642	6,800	17,150	9,710	—	521,084	452,792
Consumption accessories	13,573	12,764	11,623	20,037	—	—	25,196	32,801
Data analytics, advertising and other revenue	47,169	36,038	437	675	100	—	47,706	36,713
Total revenue	565,316	484,444	18,860	37,862	9,810	—	593,986	522,306

Timing of revenue recognition
Transferred at a point in time	565,316	484,444	18,860	37,862	9,810	—	593,986	522,306
Total revenue	565,316	484,444	18,860	37,862	9,810	—	593,986	522,306
(i)Represents revenue based on geographical locations of the customers who have contributed to the revenue generated in the applicable segment.

26

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

7. Property and equipment

	Office equipment	Production	Leasehold
	and computers	equipment	improvements	Vehicles	Buildings	Total
Cost	$	$	$	$	$	$
Opening balance, November 1, 2023	5,739	3,859	42,333	38	3,575	55,544
Additions	970	—	7,110	2	135	8,217
Additions from business combinations	6	—	50	—	—	56
Foreign currency translation	(38)	—	(17)	—	—	(55)
Balance, October 31, 2024	6,677	3,859	49,476	40	3,710	63,762

Additions	649	11	8,550	—	875	10,085
Additions from business combinations	176	40	20	—	145	381
Foreign currency translation	25	23	13	—	(12)	49
Balance, October 31, 2025	7,527	3,933	58,059	40	4,718	74,277

Accumulated depreciation
Opening balance, November 1, 2023	3,167	1,629	23,101	15	490	28,402
Depreciation	844	584	6,175	—	222	7,825
Foreign currency translation	7	—	57	—	—	64
Balance, October 31, 2024	4,018	2,213	29,333	15	712	36,291

Depreciation	1,024	776	6,411	4	256	8,471
Addition from business combinations	-	-	-	—	-	-
Foreign currency translation	40	25	9	—	5	79
Balance, October 31, 2025	5,082	3,014	35,753	19	973	44,841

Net Book Value, October 31, 2024	2,659	1,646	20,143	25	2,998	27,471
Net Book Value, October 31, 2025	2,445	919	22,306	21	3,745	29,436
(i)As at October 31, 2025, the Company had a balance of $1,265 (October 31, 2024 - $1,199) in assets under construction in Leasehold Improvements. These amounts are related to Canadian retail locations that are not yet operational.
(ii)Leasehold improvements are depreciated over the lease term. As a result of the reassessment of lease renewal options during the year ended October 31, 2025, the estimated lease terms for certain leases were extended, which resulted in a change to the depreciation periods of the related leasehold improvements.The cumulative impact of this reassessment, was recognized prospectively during the year ended October 31, 2025 and resulted in a reduction of depreciation expense of $819.

27

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

8. Intangible assets and goodwill

	Software	Licenses	Brand name	Customer relationship	Supplier relationship	Goodwill	Total
Cost	$	$	$	$	$	$	$
Opening balance, November 1, 2023	11,310	46,269	8,948	—	—	76,203	142,730
Additions	603	(125)	1,000	—	—	(96)	1,382
Additions from business combinations	—	4	-	—	—	499	503
Impairment loss	—	—	(1,497)	—	—	(3,467)	(4,964)
Foreign currency translation	73	—	134	—	—	234	441
Balance, October 31, 2024	11,986	46,148	8,585	—	—	73,373	140,092
Additions	211	-	-	-	-	-	211
Addition from business combinations	-	2,634	10,295	18,383	2,650	31,260	65,222
Impairment loss	(10,721)	—	(7,657)	—	—	(14,807)	(33,185)
Foreign currency translation	238	18	162	130	18	295	861
Balance, October 31, 2025	1,714	48,800	11,385	18,513	2,668	90,121	173,201

Accumulated amortization
Opening balance, November 1, 2023	6,291	32,954	—	—	—	—	39,245
Amortization	2,168	5,705	142	—	—	—	8,015
Foreign currency translation	16	-	—	—	—	—	16
Balance, October 31, 2024	8,475	38,659	142	—	—	—	47,276
Amortization	2,120	2,372	533	594	144	-	5,763
Impairment loss	(9,621)	—	—	—	—	—	(9,621)
Foreign currency translation	168	3	35	23	5	—	234
Balance, October 31, 2025	1,142	41,034	710	617	149	—	43,652

Net Book Value, October 31, 2024	3,511	7,489	8,443	—	—	73,373	92,816
Net Book Value, October 31, 2025	572	7,766	10,675	17,896	2,519	90,120	129,549
Impairment

Management performed impairment testing of goodwill and intangible assets for the bricks-and-mortar and e-commerce cash-generating units (“CGUs”) as at August 1, 2025, consistent with prior years. The medical cannabis distribution business, acquired during the year ended October 31, 2025, was tested for impairment as at October 31, 2025.

CGU - Bricks-and-mortar

The bricks-and-mortar CGU comprises the Company’s Canadian retail cannabis locations. As at October 31, 2025, total goodwill allocated to this CGU amounted to $58,641 (October 31, 2024: $58,641).

The recoverable amount of the bricks-and-mortar CGU was determined using a value in use (“VIU”) model. The fair value calculation requires level 3 inputs including forecasted future cashflows of the Company’s cash generating unit over a five-year period, growth rate assumptions, and terminal growth rates. Revenue for the first forecast year was based on actual operating results and observable industry and market trends. Revenues for subsequent forecast years were assumed to grow at 2% per annum, with a terminal growth rate of 2% applied to cash flows beyond the forecast period. Cash flows were discounted using an after-tax discount rate of 14%, reflecting a market participant weighted average cost of capital.

Management considers the most sensitive assumptions in the valuation to be the discount rate and forecast revenue growth, including the assumptions underlying gross margin and operating costs. A reasonably possible adverse change in these assumptions would not result in an impairment. A 1% increase in the discount rate to 15% would decrease the recoverable amount by

28

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

approximately $17,404, while a 1% decrease in the forecast revenue growth rate to 1% would decrease the recoverable amount by approximately $16,955.

Based on the impairment test performed, the recoverable amount exceeded the carrying amount of the bricks-and-mortar CGU, and no impairment loss was recognized for the year ended October 31, 2025 (October 31, 2024: $nil).

CGU - E-commerce

The e-commerce CGU comprises the Company’s e-commerce subsidiaries. As at October 31, 2025, total goodwill allocated to this CGU amounted to nil (October 31, 2024: $14,732).

In prior years, the Company tested indefinite-life brand intangible assets within individual e-commerce entities for impairment and tested goodwill at the e-commerce segment level. During the year ended October 31, 2025, the Company implemented a discount e-commerce pricing strategy and launched a global loyalty platform, aligning the e-commerce business with the existing Cabana Club program in the Canadian bricks-and-mortar operations. In addition, e-commerce personnel and the information technology platform are shared across the portfolio of webstores. As a result, management now monitors performance on a combined basis and concludes that cash inflows are generated largely from the e-commerce operations as a whole. Accordingly, the Company identified the e-commerce operations as a single CGU for impairment testing purposes.

The recoverable amount of the e-commerce CGU was determined using a fair value less costs of disposal model. The fair value calculation requires level 3 inputs including forecasted future cashflows of the Company’s cash generating unit over a five-year period, growth rate assumptions, and terminal growth rates. Revenue growth assumptions for the forecast period were 5% in each year, reflecting the planned gradual recovery of the business. A terminal growth rate of 2% was applied to cash flows beyond the forecast period. Cash flows were discounted using an after-tax discount rate of 15%, reflecting a market-participant weighted average cost of capital.

As a result of the impairment test performed as at August 1, 2025, the recoverable amount of the e-commerce CGU was determined to be zero. This reflects the fact that the revenue and cash flow recovery that was expected to happen nine months after the Company implemented its discount/loyalty strategy in December 2024 did not materialize. Since the recoverable amount of the CGU was lower than its carrying amount, the Company recognized an impairment loss of $23,564 for the year ended October 31, 2025 (October 31, 2024: $4,964).

The impairment loss was allocated first to goodwill, resulting in a goodwill impairment of $14,807 (October 31, 2024: $3,467). The remaining impairment was allocated on a pro-rata basis to the other assets of the CGU, resulting in an impairment of $7,657 to indefinite-life brand intangible assets (October 31, 2024: $1,497) and $1,101 to finite-life software assets (October 31, 2024: nil). Following recognition of the impairment, all goodwill and intangible assets within the e-commerce CGU were reduced to nil as at October 31, 2025.
Management considers the most sensitive assumptions in the valuation to be the discount rate and forecast revenue growth, including the assumptions underlying gross margin and operating costs. As goodwill and intangible assets of the e-commerce CGU were fully impaired as at October 31, 2025, a reasonably possible adverse change in these assumptions would not result in a material additional impairment.

CGU - Medical cannabis distribution

The medical cannabis distribution CGU comprises Remexian. As at October 31, 2025, goodwill allocated to this CGU totaled $31,479 (October 31, 2024: nil).

The recoverable amount of the medical cannabis distribution CGU was determined using a value-in-use (“VIU”) model. The value in use calculation requires level 3 inputs including five-year cash flow projections derived from historical performance, financial forecasts, and growth expectations. Revenue growth assumptions for the forecast period were 1% in the first year, 22% in the second year, 9% in the third year, 7% in the fourth year, and 3% in the fifth year. A terminal growth rate of 3% was applied to cash flows beyond the forecast period. Cash flows were discounted using an after-tax discount rate of 16%, reflecting a market participant weighted average cost of capital.

Management considers the most sensitive assumptions in the valuation to be the discount rate and forecast revenue growth, including the assumptions underlying gross margin and operating costs. A reasonably possible adverse change in these assumptions would not result in an impairment. A 5% increase in the discount rate to 20.5% would decrease the recoverable amount by

29

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

approximately $41,334, while a 5% decrease in forecast revenue growth rates would decrease the recoverable amount by approximately $38,291.

Based on the impairment test performed, the recoverable amount exceeded the carrying amount of the medical cannabis distribution CGU, and no impairment loss was recognized for the year ended October 31, 2025 (2024: nil).

9. Prepaid expenses and deposits

As at	October 31, 2025	October 31, 2024
	$	$
Deposits on cannabis retail outlets	2,622	3,026
Prepaid insurance and other	4,578	2,384
Prepayment on inventory	12,831	3,361
Total	20,031	8,771
Less current portion	(15,917)	(5,164)
Long-term	4,114	3,607
10. Inventory

As at	October 31, 2025	October 31, 2024
	$	$
Finished goods	56,336	28,871
Raw material	11,430	775
Work in process	6	25
Provision for obsolescence	(366)	(333)
Total	67,406	29,338
Inventory includes balances assumed as part of the acquisition of Remexian (refer to note 5).

11. Trade and other receivables

As at	October 31, 2025	October 31, 2024
	$	$
Trade account receivable	15,557	3,833
Factoring(i)	(9,013)	—
Allowance for doubtful accounts	(929)	(525)
Total	5,615	3,308
(i)Remexian has a trade receivables factoring arrangement with Coface Finanz GmbH under which eligible trade receivables are sold to Coface on a non-recourse basis. Eligible receivables are derecognized when purchased by Coface and cash is received. Receivables offered but not purchased by Coface continue to be recognized as trade receivables. The Company does not retain ongoing exposure to credit risk on receivables sold other than customary representations and warranties; such representations and warranties do not constitute continuing involvement for the purposes of IFRS 7 transfer disclosures. Factoring fees are recognized in finance costs.

30

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

12. Notes payable

As at	October 31, 2025	October 31, 2024
	$	$
Nuleaf notes payable(i)	—	1,086
OCN notes payable(ii)	—	12,888
Term loan(iii)	3,637	—
Vendor loan(iv)	9,007	—
Other(v)	795	65
Total	13,439	14,039
Less current portion	(1,536)	(13,974)
Long-term obligation	11,903	65
(i)On April 2, 2024 , the Company entered into a non-interest bearing note payable with former minority owners of Nuleaf to settle the exercise of the put option. The note payable was entered into on April 2, 2024, in the amount of $1,878 for a period of 15 months. The Company paid the loan in full in June 2025. For the year ended October 31, 2025, the Company made payments of $1,180 (October 31, 2024: $1,001) and incurred accretion expense in the amount of $84 (October 31, 2024: $180).
(ii)On November 18, 2020, the Company acquired all of the issued and outstanding shares of Meta which included a note payable to Opaskwayak Cree Nation (“OCN”). The note payable was valued at $12,783 at the date of acquisition by discounting it over two years at market interest rate of 15%. On January 6, 2021, the Company entered into another amended loan agreement with OCN to remove the annual administration fee and extend the maturity date of the loan until December 31, 2024. The Company paid the $13,000 loan in full on December 31, 2024. For the year ended October 31, 2025, the Company incurred interest in the amount of $216 (October 31, 2024: $1,301) and accretion of $87 (October 31, 2024: $509) in relation to the loan.
(iii)Remexian, a subsidiary of the Company, entered into a fixed-rate installment term loan with an unrelated party bank on March 31, 2025, with original principal of $3,885 (EUR 2.5 million) and final maturity on March 31, 2030. The loan bears interest at a fixed rate of 4.82% per annum, calculated using 360-day year, with quarterly principal repayments of $200 (EUR 0.125 million) commencing June 30, 2025; contractual interest accrues over the term of the loan and is payable at maturity. The loan is denominated in Euros and translated into Canadian dollars using the closing exchange rate at the reporting date in accordance with IAS 21 and is measured at amortized cost under IFRS 9. As at October 31, 2025, principal outstanding was $3,637, of which $808 was classified as current and $2,830 as non-current, with a carrying amount of $2,929. Accrued interest of approximately $112 was recognized separately within trade and other payables. The loan is secured by a transfer of ownership of inventory and an assignment of related insurance claims and is further supported by maximum amount guarantees of $932 (EUR 0.6 million) provided by the two largest non-controlling interest owners of Remexian . Following the acquisition of Remexian, the Company placed $488 (EUR 0.3 million) in escrow with a notary in respect of potential security claims. Financial covenants include a minimum equity ratio of 25% and a maximum net debt ratio of 3.0, all of which were met as at October 31, 2025.
(iv)In connection with the acquisition of Remexian, the Company entered into a vendor financing arrangement pursuant to which a portion of the purchase consideration was deferred and recorded as a note payable by the Company to the vendors. The vendor loan has a principal amount of $12,290. The vendor loan bears interest at a fixed rate of 7% per annum on the outstanding principal, with interest accruing annually and payable on January of the following calendar year. The Company may repay the vendor loan in whole or in part, at its discretion, subject to minimum repayment amounts of EUR 100,000 or multiples thereof, and provided that 60 days’ prior written notice is given to the vendor in the case of early repayment. The vendor loan is unsecured and is governed by the laws of the Federal Republic of Germany. There are no financial covenants attached to the vendor loan. In accordance with IFRS 3 – Business Combinations, the vendor loan was initially recognized at its fair value of $9,007 at the acquisition date, with the difference between the principal amount and fair value included as part of the acquisition accounting. Subsequent to initial recognition, the vendor loan is measured in accordance with IFRS 9 – Financial Instruments, at amortized cost using the effective interest method.
(v)Included in current notes payable are an e-commerce subsidiary's $67 loan. Also included are Remexian’s seven fixed-rate Euro-denominated loans. A total of EUR 700 was advanced to Remexian in 2024, prior to the Company’s acquisition of Remexian. As at October 31, 2025, principal outstanding under these loans totaled $728 (EUR 450). The unsecured loans contain no financial covenants, are subordinated to all other third-

31

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

party claims, bear fixed interest at an average rate of 10% per annum, and are classified within current notes payable based on their repayment schedules. These borrowings are measured at amortized cost.
13. Accounts payable and accrued liabilities

As at	October 31, 2025	October 31, 2024
	$	$
Accounts payable	27,765	8,055
Accrued liabilities	12,484	9,752
Sales tax payable	7,002	4,343
Total	47,251	22,150
Accounts payable and accrued liabilities include balances assumed as part of the acquisition of Remexian (refer to note 5).

14. Deferred revenue

As at	October 31, 2025	October 31, 2024
	$	$
Cabanalytics revenue	3,308	843
Elite membership revenue	1,404	697
Goods shipped not delivered	3,012	—
Other	265	450
Total	7,989	1,990

15. Convertible debt

As at	October 31, 2025	October 31, 2024
	$	$
Initial recognition	17,382	—
Accretion expense	495	—
Total	17,877	—
On July 16, 2025, the Company entered into a non-revolving $30,000 junior secured term loan with a subsidiary of Cronos Group Inc. (the “Lender”). The loan is guaranteed by designated subsidiaries and is junior in priority to the Company’s prior-ranking senior secured indebtedness.
An original issue discount (“OID”) of 16% ($4,800) was retained by the Lender, resulting in a funded amount of $25,200 received by the Company. Interest accrues at 4% per annum on the full $30,000 principal amount (inclusive of OID) and is payable quarterly in arrears on the last day of each quarter. Principal repayment is due in full when the loan matures on July 16, 2030; early repayments may be made at the Company’s option without penalty.
In connection with this convertible debt, the Company issued detachable warrants to purchase common shares of High Tide Inc. to the Lender.
The loan was initially recognized at $17,382, determined as $25,200 funded amount, net of $7,299 initial fair value of the warrant liability, net of $519 in directly attributable transaction costs. The loan is subsequently measured at amortized cost using the effective interest method.

32

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

The loan includes a conversion feature that permits the Lender, while the loan is outstanding, to deliver a conversion offer to convert all or a portion of the funded amount (principal net of OID) into common shares of the Company at a conversion price of
$4.20 per share. The Company has ten business days to accept or reject each conversion offer; if not accepted, the offer is deemed rejected. A 10% beneficial ownership cap applies unless applicable TSX Venture Exchange approvals are obtained.
The Company was in compliance with all covenants as at October 31, 2025.
16. Derivative liability

Current derivative liability - detachable warrants

As at	October 31, 2025	October 31, 2024
	$	$
Opening balance	—	—
Initial recognition	7,299	—
Fair value change	2,652	—
Fair value, end of the year	9,951	—
The detachable warrants were issued concurrently with the advance of the convertible debt and are exercisable into common shares at a fixed exercise price, subject to standard anti-dilution adjustments. The detachable warrants are freestanding financial instruments and do not meet the criteria for equity classification under IAS 32 – Financial Instruments: Presentation. Accordingly, the detachable warrants are accounted for as a derivative liability. Transaction costs of $212 allocated to the warrants were expensed on initial recognition of the derivative liability. In connection with the convertible debt, the Lender received 3,836,317 detachable warrants with a fixed exercise price of $3.91 per share. Warrants are exercisable for cash or, at the Company’s option, on a cashless basis.
The Black-Scholes model were used in determining the fair value of the warrants of $2.59 as at October 31, 2025 ($1.90 - July 16, 2025) . The primary inputs include expected share price volatility of 68% at October 31, 2025 (72% - July 16, 2025) , Risk-free rate of return of 2.63% at October 31, 2025 (3.1% - July 16, 2025), Expected life of warrants of 4.71 years at October 31, 2025 (5 years - July 16, 2025), exercise price of $4.38 ( $3.30 - July 16, 2025).
Non-current derivative liability - put option liability

As at	October 31, 2025	October 31, 2024
	$	$
Initial recognition	35,797	—
Fair value change	20,907	—
Foreign exchange	250	—
Total	56,954	—
The Company issued a put option to the 49% non-controlling interest shareholders in Remexian, exercisable at any time after September 2, 2027 for a term of 5 years. The put option allows the non-controlling interest shareholders to sell all the remaining shares at an exercise price of 3.64065 times the trailing annual EBITDA.

The Company used a Monte Carlo simulation model to determine the put option's fair value. At both acquisition date and at October 31, 2025, the significant level 3 estimates in the valuation were management's multi-year EBITDA forecast, an internal rate of return of 15%, and an annualized EBITDA volatility of 82%.

On initial recognition, the put option liability of $35,797 was recorded as derivative liability - equity in the consolidated statement of changes in equity. As at October 31, 2025, the put liability was remeasured as $56,954 and the change in fair value of $20,907 was recorded in the consolidated statement of loss and comprehensive loss.

33

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

17. Interest bearing loans and borrowings

As at	October 31, 2025	October 31, 2024
	$	$
Connect First loan(i)	9,104	12,891
Bank borrowings(ii)	4,851	—
Working capital loan(iii)	2,234	—
Total	16,189	12,891

(i)On August 15, 2022, the Company entered into a $19,000 demand term loan with Connect First credit union (the "Credit Facility") with Tranche 1 - $12,100 available in a single advance, and Tranche 2 - $6,900 available in multiple draws subject to pre-disbursement conditions set. The demand loan bears interest at the Credit Union’s prime lending rate plus 2.5% per annum and is set to mature on September 5, 2027.

Tranche 1, is repayable on demand, but until demand is made this Credit Facility shall be repaid in monthly blended payments of principal and interest of $241. Blended payments may be adjusted from time to time, if necessary, on the basis of the Credit Union’s Prime Lending Rate and the principal outstanding. The Company received the inflow on October 7, 2022. The balance at the end of the October 31, 2025 is $5,909 (October 31, 2024: $8,238).

Tranche 2, is repayable on demand, but until demand is made this Credit Facility shall be repaid in monthly blended payments of principal and interest of $147. Blended payments may be adjusted from time to time, if necessary, on the basis of Prime, the principal outstanding and the amortization period remaining, the Company received the inflow on October 25, 2022. The Company received the remaining $2,673 on March 8, 2023. The balance at the end of the year ended October 31, 2025 is $3,195 (October 31, 2024: $4,653).

Attached to the loan is a general security agreement comprising a first charge security interest over all present and after acquired personal property, registered at Personal Property Registry for the assets of Canna Cabana Inc., Meta Growth Corp., 2680495 Ontario Inc., Valiant Distribution Canada Inc., High Tide USA Inc., Smoke Cartel USA Inc., DHC Supply LLC., DS Distribution Inc., Enigmaa Ltd., High Tide Inc. BV., SJV2 BV., SJV BV o/a Grasscity., and a limited recourse guarantee against $5,000 worth of High Tide Inc. shares held by Harkirat Singh Grover, and affiliates, to be pledged in favor of the Connectfirst.

Covenants attached to the loan:
•The Company’s debt service coverage ratio shall be not less than 1.4:1, to be tested at the end of each fiscal quarter of the Company based on a trailing four-quarters basis using financial statements. As of October 31, 2025, the Company was in compliance with the debt service coverage ratio.
•The Company shall at all times maintain in the Company’s account with connectFirst the greater of $7,500 and 50% of the aggregate debt of the Company to connectFirst. A five-business day cure period is permitted. Included in the cash and cash equivalents balance of $47,883 as at October 31, 2025 (October 31, 2024: $47,267) is $7,500 (October 31, 2024: $7,500) held in the Company’s account with connectFirst.
•The Company shall at all times maintain a current ratio of not less than 1.3:1, to be tested monthly using financial statements. As at October 31, 2025, the Company was in compliance with the current ratio.
•The Company shall at all times maintain a funded debt to EBITDA ratio of not more than 3:1, to be tested quarterly on a consolidated basis. As of October 31, 2025, the Company was in compliance with the funded debt to EBITDA ratio.
As at October 31, 2025, the Company has met all the covenants attached to the loan.

34

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

During the year ended, October 31, 2025, the Company incurred interest of $871 (October 31, 2024: $1,408) for Connect first loan and $36 (October 31, 2024: $nil) for commercial bank loan, and paid $3,786 (October 31, 2024: $3,250) as principal in relation to the outstanding interest bearing loans and borrowings.

(ii)Remexian has a credit framework with German bank that may be utilized as an overdraft facility (line of credit), money market loans, bank guarantees and import letters of credit, with an aggregate limit of $9,436 (EUR 6,000), of which money market utilization is subject to a sub-limit of $7,863 (EUR 5,000). The overdraft facility bears interest at a variable rate linked to three-month average EURIBOR, with interest payable monthly in arrears, and is subject to a provision fee of 0.10% per annum plus VAT on the unused portion; the facility has no stated maturity and amounts drawn are repayable on demand. As at October 31, 2025, the overdraft facility has $nil balance.Money market loans are short-term drawings repayable at the end of their term and bear interest at EURIBOR plus a margin of 2.50% per annum (EURIBOR floored at zero), calculated using 360-day year. As at October 31, 2025, the variable interest rate applicable to the overdraft facility was 5.248%, and the rate applicable to the money market loan was , 4.552%. The facilities are denominated in Euros. As at October 31, 2025, the money market loan outstanding and maturing on December 15, 2025 amounted to $4,851 and was classified as current. No amounts were outstanding under bank guarantees or import letters of credit at year-end. The credit framework is secured by Remexian’s inventory and related insurance claims and are further supported by maximum amount guarantees of $970 (EUR 600) provided by two noncontrolling shareholders of Remexian; in addition, the Company placed $485 (EUR 300) in escrow with a notary in respect of potential security claims. Accrued interest relating to these facilities is recognized separately within trade and other payables. There are no financial covenants attached to the this loan
(iii)Remexian entered into a procurement pre-financing arrangement with a German lender, under which the German lender pays approved supplier invoices on Remexian’s behalf and Remexian reimburses a German lender at the end of an agreed payment deferral period. During the year, Remexian selected a four-month payment deferral for all transactions, with the applicable transfer fee determined at the time each invoice was submitted. Amounts outstanding under the arrangement are repayable within twelve months and are therefore classified as current. As at October 31, 2025, the balance outstanding was $2,234, with all contractual cash outflows expected to be settled within one year. The arrangement is secured by collateral over the financed goods and related claims. On November 26, 2025, the German lender provided notice to terminate the arrangement, following which no new supplier invoices are being financed; this did not affect the carrying amount of the balance outstanding at the reporting date. There are no financial covenants attached to this loan.

18. Secured debentures

As at		October 31, 2025	October 31, 2024
		$	$
Opening balance		7,476	—
Issuance of additional debentures		4,427	—
Issuance of initial debentures		—	7,323
Accretion		633	153
Total	12,536	12,536	7,476
On July 31, 2024, the Company established a secured debenture facility with a 12% coupon rate and 5-year maturity. On August 7, 2024, the Company issued $10,000 of debentures at a 10% discount and received net cash proceeds of $8,700. On November 30, 2024, the Company issued an additional $5,000 of debentures at 10% discount and received net cash proceeds of $4,449.
On July 31, 2024, the Company issued 230,760 shares for consideration of $800 in connection with the secured debenture facility.
For the year ended October 31, 2025, the Company incurred interest in the amount of $1,787 (October 31, 2024: $303) and accretion expense of $633 (October 31, 2024: $153). In addition, the Company recognized amortization expense related to loan issuance costs of $0 (October 31, 2024 - $nil). This secured debenture is subject to the same covenants as the Connect First loan, with which the Company remains in full compliance.

35

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

19. Finance and other costs

Year ended October 31,	2025	2024
	$	$
Accretion on convertible debt	495	193
Accretion on notes payable	182	689
Accretion on secured debentures	633	153
Accretion on lease liabilities(i)	2,166	3,357
Interest on notes payable	358	1,341
Interest on debentures	1,787	303
Interest on interest bearing borrowings	1,083	1,408
Interest on convertible debt	355	-
Transaction and other costs for the period	5,809	2,614
Total	12,868	10,058
(i)Accretion on lease liabilities for the year ended October 31, 2025 includes the reassessment of certain lease renewal options during the year, which resulted in recording of $1,625 non-cash interest recovery recognized on lease liabilities (refer to Note 28).
20. Taxes
Income tax expense varies from the amount that would result from applying the Canadian federal and provincial statutory income tax rates to income or loss before income taxes. These differences result from the following:

As at October 31	2025	2024
	$	$
Loss before taxes	(51,429)	(4,404)
Statutory tax rate	23%	23%
Expected income tax expense (recovery)	(11,829)	(1,013)

Increase (decrease) in taxes resulting from:
Non-deductible items	9,746	1,208
Increase in unrecognized tax benefit	(498)	1,413
Change in tax rates on deferred taxes	(157)	—
Rate difference in statutory tax rates	(848)	(342)
Changes in tax and accounting estimates	2,522	(1,844)
Other items	1,039	(15)
Tax expense (recovery)	(25)	(593)

36

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

The following items constitute the components of deferred tax:

For the year ended October 31,	Deferred income tax asset (liability) beginning of year	Business combination	Recognized in earnings	OCI	Deferred income tax asset (liability) end of year
	$	$	$	$	$
Capital assets	8,322	—	(2,442)	(7)	5,873
Goodwill	765	—	325	(47)	1,043
Intangible assets	(4,261)	(10,042)	3,629	10	(10,664)
Right-of-use assets and liabilities	852	—	(385)	(11)	456
Inventory	—	2,991	70	—	3,061
Derivative liability	—	—	1,144	—	1,144
Excessive interest and financing expenses limitation	1,080	—	(123)	—	957
Other	1,026	—	(1,009)	—	17
Non-capital loss carry-forward	23,269	—	(1,382)	—	21,887
Tax benefits not recognized	(31,337)	—	463	—	(30,874)
Total	(284)	(7,051)	290	(55)	(7,100)
The following items constitute the components of income tax payable:

As at October 31,	2025	2024
	$	$

Opening balance	(1,659)	(1,693)
Adjustments from prior years	—	165
Current income tax expense	(265)	(601)
Net payment made in the year	293	470
Business combination (refer note 5)	(5,612)	—
Foreign exchange	54	—
Ending balance	(7,189)	(1,659)

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.
As at October 31, 2025, the Company has approximately $86,650 of non-capital income tax losses carried forward, which will begin to expire starting in 2034. The Company also had approximately $1,093 of capital losses carried forward, which do not expire. Deferred tax assets have not been recognized in respect of those losses for which there currently is no expectation of future loss utilization as they may not be used to offset taxable profits in the future, as they have arisen in subsidiaries that have been loss-making for some time, and there are no other tax planning opportunities or other evidence of recoverability in the near future. If the financials were able to recognize all such unrecognized deferred tax assets, the profit after tax would increase in concurrence with the income tax recoverable in the future periods.

37

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

21. Share capital

Common shares:
	Number of shares	Amount
	#	$
Opening balance, November 1, 2023	75,299,147	288,027
Issued to pay fees in shares	658,754	1,331
Purchase of Queen of Bud - paid in shares	378,486	900
Issuance of shares through ATM(i)	1,057,300	3,154
Issuance of share for settlement of convertible debentures	2,491,345	5,025
Vested restricted share units (RSU)	486,335	929
Share issuance cost	—	(97)
Options exercised	80,290	216
Warrants exercised	104,600	358
Issuance of shares in connection with secured debentures	230,760	800
Balance, October 31, 2024	80,787,017	300,643
Purchase of Remexian - paid in shares	5,864,373	26,856
Issuance of shares through ATM(i)	11,600	52
Vested restricted share units (RSU)	504,044	1,388
Share issuance cost	—	(292)
Options exercised	227,947	664
Warrants exercised	89,800	331
Balance, October 31, 2025	87,484,781	329,642
(i)On August 31, 2023, the Company announced that it established a new at-the-market equity offering (“the ATM Program”) that allows the Company to issue up to $30,000 (or the equivalent in U.S. dollars) of common shares from treasury to the public from time to time at the Company’s discretion and subject to regulatory requirements. For the year ended October 31, 2025, a total of $52 (October 31, 2024: $3,154) has been raised through the program. The ATM Program was effective until until July 24, 2025, when the Canadian Shelf Prospectus was withdrawn in order to file a new base shelf prospectus.

On August 11, 2025, the Company filed a final short form base shelf prospectus in all Canadian provinces and territories and a corresponding shelf registration statement with the U.S. Securities and Exchange Commission. These filings allow the Company to offer, during the 25-month effective period, up to an aggregate of $100,000 (or the equivalent in U.S. dollars) in one or more offerings of equity, debt, warrants, subscription receipts, units, convertible securities, or combinations thereof.
22. Share-based compensation
(a) Stock option plan
On April 19, 2022, the directors of the Company approved the 2022 equity incentive plan (the “Omnibus Plan”), which was effective upon the Company receiving disinterested shareholder approval at the annual general meeting and special meetings of shareholders of the Company on June 2, 2022.
The maximum number of common shares available and reserved for issuance, at anytime, under the Omnibus Plan, together with any other security-based compensation arrangements adopted by the Company, including the Predecessor Plans, has been updated to 20% of the issued and outstanding common shares as at June 2, 2022. The maximum share options that can be issued is 12,617,734 Common Shares.
It is the Company's intention for the stock options it grants, to generally vest one-fourth on each of the first, second, third and fourth, 6-month anniversaries of the grant date. All options that are outstanding will expire upon maturity, or earlier, if the

38

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

optionee ceases to be a director, officer, employee or consultant. The maximum exercise period of an option shall not exceed 10 years from the grant date.
Share-based compensation from stock options and RSUs totalled $3,917 for the year ended October 31, 2025 (October 31, 2024: $2,975).
Changes in the number of stock options, with their weighted average exercise prices, are summarized below:

For the year ended	October 31, 2025		October 31, 2024
	Number of options	Weighted average exercise price ($)	Number of options	Weighted average exercise price ($)

Opening balance	3,080,452	2.97	4,590,980	3.94
Granted	280,500	3.45	234,000	2.67
Exercised	(382,000)	2.55	(114,750)	1.86
Forfeited or expired	(475,495)	4.65	(1,629,778)	5.74
Balance, October 31, 2025	2,503,457	2.76	3,080,452	2.97
Exercisable, end of the year	2,212,582	2.70	1,693,346	3.19
For the year ended October 31, 2025, the Company recorded share-based compensation related to options of $596 (October 31, 2024: $1,730).

	Outstanding options			Exercisable options
	Number of options outstanding	Weighted average remaining life (years)	Weighted average exercise price ($)	Number of options exercisable	Weighted average exercise price ($)
Range of exercise price
$1.53 - $2.46	148,750	0.28	1.90	148,750	1.90
$2.47- $2.75	2,052,957	0.94	2.74	2,009,207	2.74
$2.76 - $4.16	301,750	2.39	3.66	54,625	4.80
$1.53 - $4.16	2,503,457	1.08	2.76	2,212,582	2.70
(b) Restricted share units ("RSUs") plan
For the year ended October 31, 2025, the Company recorded share-based compensation related to RSUs of $3,321 (October 31, 2024: $1,245).

	Number of shares
As at	October 31, 2025	October 31, 2024

Opening balance	687,747	486,335
Granted	918,688	687,747
Vested and issued	(687,747)	(486,335)
Balance, October 31, 2025	918,688	687,747

39

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

(c) Escrow shares

	Number of shares
As at	October 31, 2025	October 31, 2024
	#	#
Opening balance	—	541,616
Forfeited or expired	—	(90,933)
Released from escrow	—	(450,683)
Balance, October 31, 2025	—	-
23. Warrants

	Warrants		Weighted average exercise price	Weighted average number of years to expiry	Expiry dates
	#	$	$
Opening balance	51,266,522	12,740	5.61	0.75
Warrants expired	(46,309,556)	(8,008)	0.58	—	2/22/2024 - 05/26/2024
Warrants exercised	(104,600)	(100)	2.73	2.98	7/22/2027
Balance, October 31, 2024	4,852,366	4,632	2.73	2.98	7/22/2027

Warrants exercised	(89,800)	(86)	2.73	1.72	7/22/2027
Warrants issued (i)	3,836,317	—	3.91	4.71	7/16/2030
Balance, October 31, 2025	8,598,883	4,546	3.26	3.05
(i) The Company issued 3,836,317 warrants in connection with the Convertible Debt, which is classified as derivative liability (refer to Note 16).

24. Loss per share

For the years ended	2025	2024
	$	$
Net loss for the year	(51,404)	(3,811)
Non-controlling interest portion of net income (loss)	(657)	526
Net loss attributable to the owners of the Company	(50,747)	(4,337)
	#	#
Weighted average number of common shares - basic	82,178,620	79,556,928
Basic and diluted loss per share	(0.62)	(0.05)

During the year ended October 31, 2025, the Company reported a net loss. In the computation of the diluted loss per share, common share equivalents are not considered, as the inclusion of the common shares equivalents are anti-dilutive for the year.

40

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

25. Financial Instruments and risk management
The Company’s activities expose it to a variety of financial risks. The Company is exposed to credit, liquidity, interest and market risk due to holding certain financial instruments. This note presents information about changes to the Company’s exposure to each of these risks, its objectives, policies, and processes for measuring and managing risk, and its management of capital during the year. Further quantitative disclosure is included throughout these financial statements. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

(a) Fair value

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:
-Level 1 – Quoted prices (unadjusted) in active markets for identical assets and liabilities
-Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
-Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs)
The Company assessed that the fair values of cash and cash equivalents, trade and other receivables, accounts payable, interest bearing loans and borrowings, current portion of notes payable, and current portion of lease liabilities approximate their carrying amounts largely due to the short-term nature of these instruments.
The following methods and assumptions were used to estimate the fair value:
-Marketable securities (excluding long term GICs) are determined based on level 1 inputs, as the prices for the marketable securities are quoted in public exchanges.
-The Secured Debentures are evaluated by the Company based on level 2 inputs such as the effective interest rate and the market rates of comparable securities. The Secured Debentures are initially recorded at fair value and subsequently measured at amortized cost and at each reporting period accretion incurred in the period is recorded to transaction costs in the consolidated statement of loss and comprehensive loss.
-The Junior Secured Convertible Loan is evaluated by the Company based on level 2 inputs such as the effective interest rate and the market rates of comparable securities. The Loan is initially recorded at fair value and subsequently measured at amortized cost and at each reporting period accretion incurred in the period is recorded in the consolidated statement of loss and comprehensive loss. The Warrants issued with the Junior Secured Convertible Loan are valued by the Company based on level 3 inputs and the Black-Scholes-Merton valuation model for financial instruments (i.e. spot price determined as 30-day VWAP, risk-free rate as per the Bank of Canada, stock price volatility). A 1% change in expected volatility would change the warrant liability by approximately $97.
(b) Credit risk
Credit risk arises when a party to a financial instrument will cause a financial loss for the counter party by failing to fulfill its obligation. The maximum exposure to credit risk is equal to the carrying value (net of allowances) of the financial assets. The objective of managing credit risk is to prevent losses on financial assets. The Company assesses the credit quality of counterparties, considering their financial position, past experience, and other factors. Cash and cash equivalents consist of bank balances. Credit risk associated with cash is minimized substantially by ensuring that these financial assets are held in highly rated financial institutions. The Company holds all cash and cash equivalents with large commercial banks or credit unions, which minimizes credit risk.

41

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

The following table sets forth details of the aging profile of accounts receivable and the allowance for expected credit loss:

As at	October 31, 2025	October 31, 2024
	$	$
Current (for less than 30 days)	3,989	2,619
31 – 60 days	99	79
61 – 90 days	101	19
Greater than 90 days	2,355	1,116
Less allowance	(929)	(525)
	5,615	3,308
Accounts receivable consists primarily of accounts receivable from invoicing for products and services rendered. The Company’s credit risk arises from the possibility that a customer which owes the Company money is unable or unwilling to meet its obligations in accordance with the terms and conditions in the contracts with the Company, which would result in a financial loss for the Company. This risk is mitigated through established credit management techniques, including monitoring customer’s creditworthiness, setting exposure limits and monitoring exposure against these customer credit limits.

For the years ended October 31, 2025 $226 (October 31, 2024: $395) in trade receivables were written off against the loss allowance due to bad debts and $703 (October 31, 2024 - $775) was written off directly to bad debts. Individual receivables which are known to be uncollectible are written off by reducing the carrying amount directly. The remaining accounts receivable are evaluated by the Company based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer. Based on this evaluation, allowances are taken into account for the estimated losses of these receivables.
The Company performs a regular assessment of collectability of accounts receivables. In determining the expected credit loss amount, the Company considers the customer’s financial position, payment history and economic conditions.
(c) Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company generally relies on funds generated from operations, equity and debt financing to provide sufficient liquidity to meet budgeted operating requirements and to supply capital to expand its operations. The Company continues to seek capital to meet current and future obligations as they come due. The Company’s ability to manage its liquidity risk going forward will require some or all of the following: the ability to continue to generate positive cash flows from operations and to secure capital or credit facilities on reasonable terms.

Maturities of the Company’s financial liabilities are as follows:

	Contractual Cash Flows	2026	2027-2028	2029-2030	2031 and beyond
	$	$	$	$	$
Accounts payable and accrued liabilities	47,251	47,251	–	–	–
Income tax payable	7,189	7,189	–	–	–
Undiscounted lease obligations	65,128	13,181	23,029	14,682	14,236
Notes payable	20,258	1,682	3,366	14,949	261
Interest bearing loans and borrowings	16,189	16,189	–	–	–
Secured debentures	21,900	1,800	3,600	16,500	–
Convertible debt	35,749	1,200	2,400	32,149	–
Total	213,664	88,492	32,395	78,280	14,497

42

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

(d) Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in the market interest rate related primarily to the Company’s current credit facility with a variable interest rate.
As at October 31, 2025, approximately 77% of the Company’s borrowings are at a fixed rate of interest (October 31, 2024: 64%). Assuming all other variables remain constant, a fluctuation of +/- 1.0 percent in the interest rate would impact the annual interest payment by approximately +/- $139 (October 31, 2024 : $129).
(e) Foreign currency risk
Foreign currency risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains cash balances and enters into transactions denominated in foreign currencies, which exposes the Company to fluctuating balances and cash flows due to variations in foreign exchange rates. The Canadian dollar equivalent carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as at October 31, 2025 were as follows:

As at	October 31, 2025				October 31, 2024
(Canadian dollar equivalent amounts of GBP, EUR, USD)	GBP	EUR	USD	Total	Total
	$	$	$	$	$
Cash	219	961	1,719	2,899	3,292
Trade and other receivables	100	2,049	384	2,533	442
Accounts payable and accrued liabilities	(127)	(23,981)	(1,917)	(26,025)	(2,869)
Net monetary assets	192	(20,971)	186	(20,593)	865
Assuming all other variables remain constant, a fluctuation of +/- 5.0 percent in the exchange rate between USD and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $9 (October 31, 2024 - $19). Maintaining constant variables, a fluctuation of +/- 5.0 percent in the exchange rate between the EUR and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $1,049 (October 31, 2024 - $2), and a fluctuation of +/- 5.0 percent in the exchange rate between GBP and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $10 (October 31, 2024 - $28). To date, the Company has not entered into financial derivative contracts to manage exposure to fluctuations in foreign exchange rates.

43

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

26. Segmented information
(a) Operating segment

	Bricks-and-Mortar	Bricks-and-Mortar	E-commerce	E-commerce	Medical cannabis distribution	Total	Total
For the year ended October 31,	2025	2024	2025	2024	2025	2025	2024
	$	$	$	$	$	$	$
Total Revenue	565,316	484,444	18,860	37,862	9,810	593,986	522,306
Gross profit	147,427	124,651	5,715	17,851	388	153,530	142,502
Income (loss) from operations	22,582	12,180	(34,967)	(7,177)	(2,063)	(14,448)	5,003

	Bricks-and-Mortar	Bricks-and-Mortar	E-commerce	E-commerce	Medical cannabis distribution	Total	Total
As at October 31,	2025	2024	2025	2024	2025	2025	2024
	$	$	$	$	$	$	$
Current assets	84,396	75,161	7,632	10,628	44,857	136,885	85,789
Non-current assets	143,861	128,719	2,765	31,700	65,551	212,177	160,419
Current liabilities	54,458	56,741	4,532	4,739	40,929	99,919	61,480
Non-current liabilities	131,594	35,788	4,504	3,428	10,258	146,356	39,216
Corporate overhead is allocated to the bricks-and-mortar, medical cannabis distribution and e-commerce segments based on each segment’s percentage of revenue and number of months of results included in the financial statements in the current fiscal year. For the year ended October 31, 2025 allocations were 95% to bricks-and-mortar, 3% to e-commerce and 2% for medical cannabis distribution (October 31, 2024: 93% bricks-and-mortar, nil medical cannabis distribution, 7% e-commerce).

44

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

(b) Geographical markets

	Canada	Canada	USA	USA	International	International	Total	Total
For the year ended October 31,	2025	2024	2025	2024	2025	2024	2025	2024
	$	$	$	$	$	$	$	$
Total revenue	565,316	484,444	18,127	36,061	10,543	1,801	593,986	522,306
Gross profit (loss)	147,434	125,326	5,415	16,050	681	1,126	153,530	142,502
Income (loss) from operations	21,701	14,430	(30,227)	(9,404)	(5,922)	(23)	(14,448)	5,003

	Canada	Canada	USA	USA	International	International	Total	Total
As at October 31,	2025	2024	2025	2024	2025	2024	2025	2024
	$	$	$	$	$	$	$	$
Current assets	84,442	77,037	6,824	7,940	45,619	812	136,885	85,789
Non-current assets	143,604	129,115	2,587	27,634	65,986	3,670	212,177	160,419
Current liabilities	55,763	57,692	2,832	3,580	41,324	208	99,919	61,480
Non-current liabilities	134,918	36,680	1,509	2,252	9,929	284	146,356	39,216
Corporate overhead is included in the geographical market in which it was incurred.
27. Related party transactions
As at October 31, 2025, the Company had the following transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment and/or directorship arrangements and transactions with the Company’s shareholders in the form of various financing.
(a) Operational transactions
The Company leases an office and warehouse rental unit (27,000 sq ft) from Grover Properties Inc., a company that is related through a common controlling shareholder and the President & CEO of the Company. The lease was established by an independent real estate valuations services company at prevailing market rates and has annual lease payments totaling $386 per annum. The current lease term is 5 years that ends on December 31, 2028 with one additional 5-year term extension exercisable remaining at the option of the Company.
Following the acquisition of a controlling interest in Remexian on September 2, 2025, Remexian continued to receive facilities and operational support services from INOPHA under an existing service agreement, including seconded personnel support and the provision of Remexian managing director's time through INOPHA. For the period from September 2, 2025 to October 31, 2025, the Company recognized $175 of expense in respect of these services (2024: $nil).

(b) Financing transactions
On August 15, 2022, the Company entered into a $19,000 demand term loan with Connect First credit union (the "Credit Facility") with Tranche 1 - $12,100 available in a single advance, and Tranche 2 - $6,900 available in multiple draws subject to pre-disbursement conditions set. To facilitate the credit facility, the president and CEO of the Company provided limited recourse guarantee against $5,000 worth of High Tide Inc. shares held by the CEO, and affiliates, to be pledged in favor of the Credit Union. The parties agree that this personal guarantee will only be available after all collection efforts against High Tide Inc. have been exhausted, including the sale of High Tide Inc.

45

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

(c) Key management personnel

Key management personnel is comprised of Company’s Executive Team and Board of Directors. Key management compensation for the years ended October 31 as follows:

	2025	2024
	$	$
Short-term compensation	4,370	2,688
Termination benefits	-	310
Share-based compensation	3,486	2,070
Total	7,856	5,068

28. Right-of-use assets and lease liabilities
The Company entered into various lease agreements predominantly to execute its retail platform strategy. The Company leases properties such as various retail stores and offices. Lease contracts are typically made for fixed periods of 5 to 10 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Right-of-use assets	Total
$
Opening balance	36,525
Net additions	12,779
Reassessment of lease terms	10,711
Terminations	(2,146)
Depreciation expense	(10,076)
Balance, October 31, 2025	47,793

Lease Liabilities	Total
$
Opening balance	40,207
Additions	12,539
Reassessment of lease terms, net of interest	9,086
Terminations	(2,054)
Foreign currency	29
Repayments	(10,007)
Balance, October 31, 2025	49,800
Less current portion	(9,814)
Non-current	39,986
During the year ended October 31, 2025, the Company also paid $5,949 (October 31, 2024: $5,182) in variable operating costs associated to the leases which are expensed under general and administrative expenses.
During the year ended October 31, 2025, management reassessed the lease terms of certain building leases in accordance with the Company’s accounting policy for leases described in Note 3. As a result, renewal periods assessed as reasonably certain were included in the lease terms and the related lease liabilities and right-of-use assets were remeasured. The cumulative impact was recognized prospectively during the year and included within additions to right-of-use assets and lease liabilities.
The reassessment resulted in increases in right-of-use assets and lease liabilities of $10,711 and $9,086, respectively, and depreciation and interest expense for the year ended October 31, 2025 were lower by approximately $979 and $1,625, respectively.

46

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

29. Capital management
The Company’s objectives when managing capital resources are to:
(i)Explore profitable growth opportunities;
(ii)Deploy capital to provide an appropriate return on investment for shareholders;
(iii)Maintain financial flexibility to preserve the ability to meet financial obligations; and
(iv)Maintain a capital structure that provides financial flexibility to execute on strategic opportunities.
The Company’s strategy is formulated to maintain a flexible capital structure consistent with the objectives stated above as well as to respond to changes in economic conditions and to the risks inherent in its underlying assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes year‐over‐year sustainable profitable growth. The Company’s capital structure consists of debt, equity and working capital. To maintain or alter the capital structure, the Company may adjust capital spending, take on new debt or issue share capital. The Company anticipates that it will have adequate liquidity to fund future working capital, commitments, and forecasted capital expenditures through a combination of cash flow, cash‐on‐hand and financing, as required.
30. Contingent liability
In the normal course of business, the Company and its subsidiaries may become defendants in certain employment claims and other litigation. The Company records a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company is not involved in any legal proceedings other than routine litigation arising in the normal course of business, none of which the Company believes will have a material adverse effect on the Company’s business, financial condition or results of the operations.
31. Non-controlling interest
The following table presents the summarized financial information for the Company’s subsidiaries which have non-controlling interests. This information represents amounts before intercompany eliminations.

As at October 31,	2025	2024
	$	$
Total current assets	49,014	5,482
Total non-current assets	67,785	6,365
Total current liabilities	(42,770)	(1,496)
Total non-current liabilities	(9,976)	(758)

For the year ended October 31,	2025	2024
	$	$
Revenues for the year ended	26,868	16,393
Net (loss) income for the year	(657)	1,749
Total comprehensive (loss) income	(398)	2,062

47

High Tide Inc.
Notes to the Consolidated Financial Statements
For the years ended October 31, 2025 and 2024
(Stated — In thousands of Canadian dollars, except share and per share amounts)

The net change in non-controlling interests is as follows:

As at	October 31, 2025			October 31, 2024
	Remexian	Other subsidiaries	Total	Remexian	Other subsidiaries	Total
	$	$	$		$	$
Opening balance, beginning of the year	—	2,240	2,240	—	2,110	2,110
Share of income for the year	(1,289)	632	(657)	—	526	526
Distributions	—	(1,402)	(1,402)	—	(200)	(200)
Purchase of non-controlling interest	—	—	-	—	(196)	(196)
Additions from business combinations	14,997	—	14,997	—	—	—
Balance, end of the year	13,708	1,470	15,178	—	2,240	2,240
32. Subsequent events
Subsequent to October 31, 2025, the Company completed three separate acquisitions of cannabis retail store leases from unrelated parties in Alberta and Ontario for aggregate consideration of $900.

48